SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _______________ to _______________

Commission file number 0-24961

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: American National Financial, Inc. 401(k) Profit Sharing Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: American National Financial, Inc., 1111 E. Katella Avenue, Suite 220, Orange, CA 92867.

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

AMERICAN NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

AMERICAN NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Independent Auditors’ Report

The Advisory Committee
American National Financial, Inc.
    401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of American National Financial, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H — Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California
June 5, 2002

AMERICAN NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000

Assets
Investments, at fair value (note 3):
Collective trust	$956,533	662,909
Mutual funds	4,074,542	4,853,787
Common stock	642,958	478,970
Participant loans	252,000	272,858

Total investments	5,926,033	6,268,524

Receivables:
Participant contributions	—	36,256
Accrued interest	9,737	4,378
Accrued income	5,280	—

Total receivables	15,017	40,634

Total assets	5,941,050	6,309,158

Liabilities
Payables:
Excess contributions payable	26,975	—

Total liabilities	26,975	—

Net assets available for benefits	$5,914,075	6,309,158

See accompanying notes to financial statements.

AMERICAN NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000

Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(774,636)	81,093
Interest	85,932	23,296
Dividends	18,718	204,740

Total investment (loss) income	(669,986)	309,129

Participant contributions	1,525,312	1,597,791
Transfers from another plan	63,880	—

Total additions	919,206	1,906,920

Deductions from net assets attributed to:
Benefits paid to participants	1,312,339	437,773
Administrative expenses	1,950	1,100

Total deductions	1,314,289	438,873

Net (decrease) increase	(395,083)	1,468,047
Beginning of year	6,309,158	4,841,111

End of year	$5,914,075	6,309,158

See accompanying notes to financial statements.

AMERICAN NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)	Description of Plan

The following description of the American National Financial, Inc. (the Company) 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution Plan covering employees of the Company who are at least 18 years of age and have completed 3 months of service and elect to participate in the Plan. Employees covered under a collective bargaining agreement, temporary employees, and leased employees are not eligible to participate in the Plan. Any employee not regularly scheduled to work at least 20 hours per week shall be excluded from the Plan unless such employee actually completes one year of service, which is defined as 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Plan Mergers

The accompanying statement of changes in net assets available for benefits includes a transfer into the Plan of $63,880 from the Emerald Mortgagee Assistance Company, LLC 401(k) Profit Sharing Plan (Emerald Mortgagee Plan). This transfer is a result of the merger of the Emerald Mortgagee Plan effective August 31, 2001.

(c)	Contributions

Each year, participants may contribute up to 15% of their pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Plan does not provide for employer contributions. Contributions are subject to certain limitations.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Plan earnings and is charged with an allocation of losses. Allocations of Plan earnings and expenses are made according to the ratio that a participant’s account balance in the fund bears to the total of all participant account balances in the fund.

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Interest rates range from 5.75% to 10.50% on loans outstanding as of December 31, 2001. Principal and interest are paid ratably through semimonthly payroll deductions.

AMERICAN NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(f)	Payment of Benefits

On termination of service, a participant is eligible to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

(g)	Administrative Expenses

Administrative expenses of the Plan that are not paid by the Company are paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at net asset value of shares held by the Plan at year-end. The investment in the S&P 500 Index Fund is valued at quoted market prices. The investment in the Stable Return Fund for EBT Retirement Plans is based on the underlying unit value reported by Wells Fargo Stable Return Fund for EBT. The common stock of Fidelity National Financial, Inc. and American National Financial, Inc. is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Payment of Benefits

Benefits are recorded when paid.

AMERICAN NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(3)	Investments

The following table represents the fair value of individual investments, with investments exceeding 5% of the Plan’s net assets separately identified:

	2001	2000

Mutual funds:
Dreyfus Intermediate Term Income Fund	$675,458	597,050
Janus Advisor Balanced Fund	741,752	857,820
American Century Equity Growth Fund	690,470	880,933
American Century International Growth Fund	406,130	524,421
MFS Massachusetts Investors Growth Fund	1,125,883	1,614,858
Collective trust:
Wells Fargo Stable Return Fund	870,851	662,909
Common stock:
Fidelity National Financial, Inc.	333,970	444,409
American National Financial, Inc. common stock	308,988	34,561	*
All other investments less than 5%	772,531	651,563

Total	$5,926,033	6,268,524

*	This amount represents less than 5% of the Plan’s net assets at December 31, 2000 and is included for comparison purposes only.

(4)	Related Party Transactions

Certain Plan investments are shares of mutual funds and common collective trusts managed by Wells Fargo Trust Operations. Wells Fargo Trust Operations is the trustee as defined by the Plan, and therefore, these transactions qualify as party in interest. Other Plan investments are shares of the common stock of the employer, American National Financial, Inc. a party in interest, as well as Fidelity National Financial, Inc., a minority owner of the Company, both of which qualify as parties in interest.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

(6)	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by letter dated April 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

AMERICAN NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(7)	Subsequent Events

Effective January 1, 2002, the Plan was merged into the Fidelity National Financial Group 401(k) Profit Sharing Plan. American National Financial, Inc. is an affiliated company to Fidelity National Financial, Inc., the sponsor of the Fidelity National Financial Group 401(k) Profit Sharing Plan, a multiple-employer plan.

Schedule

AMERICAN NATIONAL FINANCIAL, INC.
401(k) PROFIT SHARING PLAN

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issue, borrower,
lessor, or similar party	Description of investment	Current value

	Mutual funds:
* Wells Fargo Trust Operations	Dreyfus Intermediate Term Income Fund	$675,458
* Wells Fargo Trust Operations	Janus Advisor Balanced Fund	741,752
* Wells Fargo Trust Operations	American Century Equity Growth Fund	690,470
* Wells Fargo Trust Operations	American Century International Growth Fund	406,130
* Wells Fargo Trust Operations	Wells Fargo Small Cap Growth Fund	83,497
* Wells Fargo Trust Operations	MFS Capital Opportunities Fund	289,869
* Wells Fargo Trust Operations	MFS Massachusetts Investors Growth Fund	1,125,883
* Wells Fargo Trust Operations	Wells Fargo Outlook 2010 Fund - Institutional Class	4,137
* Wells Fargo Trust Operations	Wells Fargo Outlook 2020 Fund - Institutional Class	26,577
* Wells Fargo Trust Operations	Wells Fargo Outlook 2030 Fund - Institutional Class	1,510
* Wells Fargo Trust Operations	Wells Fargo Outlook 2040 Fund - Institutional Class	29,259
	Common/Collective Trusts:
* Wells Fargo Trust Operations	Wells Fargo Stable Return Fund	870,851
* Wells Fargo Trust Operations	Wells Fargo S&P 500 Index Fund	85,682
* American National Financial, Inc.	Common stock	308,988
* Fidelity National Financial, Inc.	Common stock	333,970
* Participant loans	Participant loans, various maturities, interest rates 5.75% - 10.50% balances participant account	252,000

		$5,926,033

*	Party in interest.

See accompanying independent auditors’ report.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

American National Financial, Inc. 401(k) Profit Sharing Plan

Date: June 28, 2002	/S/ Carl A. Strunk

Carl A. Strunk Executive Vice President, Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit No.		Page No.

23	Consent of KPMG, LLP	10